HYBRID FUELS INC.
           --------------------------------------------------------
                            #214- 2791 Hwy. 97 N.
                          Kelowna, British Columbia
                                CANADA V1X 4J8
                   Phone: 250.764.0352 / Fax: 250.764.0855


June 13, 2001

VIA FACSIMILE 202-942-9516

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:     Hybrid Fuels, Inc.
        Registration Statement on Form SB-2
        Commission File No. 333-49424

Ladies and Gentlemen:

Please consider this as our application to withdraw the above Registration Statement under Rule 477 of the Securities Act of 1933, as amended.

Please note:

1.  The Registration Statement being withdrawn is as follows:

    Hybrid Fuels, Inc.
    Registration Statement on Form SB-2
    Filed November 7, 2000
    File No. 333-49424

2.  The reason for the withdrawal is as follows:
        Hybrid Fuels, Inc, (the "Company") filed a registration statement on a Form 10-SB prior to filing its Form SB-2. The Company has outstanding comments on Form 10-SB that must clear, and it is deficient in a number of its quarterly and annual filings due under the Securities Exchange Act of 1934. The Company is withdrawing its Form SB-2 because the Securities and Exchange Commission has indicated that it will not comment on the Form SB-2 until the Company is current and cleared on its filings under the Securities Exchange Act of 1934. The Company sees no reason to have a registration statement open under the Securities Act of 1933, because it will not be able to conduct an offering until the issues under the Securities Exchange Act of 1934 are completely resolved.

3. No sale of securities occured under the Registration Statement being withdrawn.

4. Hybrid Fuels, Inc, may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act of 1933, as amended.

Sincerely,

/s/ Clay Larson

Clay Larson
President